FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **June**, 2002

MDS INC.

(Registrant's name)

100 International Boulevard
Toronto, Ontario M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

No.	Document
1.	**Press Release re financial results for Q2**
2.	

Document 1

MDS Reports Solid Performance in Second Quarter

Toronto, Canada, June 5, 2002... MDS Inc. (TSX: MDS, NYSE: MDZ) today reported strong performance for the second quarter ended April 30, 2002. Revenues increased by 10% to $448 million. Earnings per share from core businesses, which include the Life Sciences and Health segments and exclude non-recurring items, grew 94% to $0.33 compared to $0.17 in the second quarter of 2001. Basic earnings per share doubled from $0.11 in the second quarter of 2001 to $0.22 in the same period this year. A table, which enables year over year comparability of earnings, is included later in this release.

"The second quarter shows continued improvement in our operating results. " said John Rogers, MDS President and CEO. "I am especially pleased with the performance in our Life Sciences businesses where MDS Pharma Services and MDS Sciex have contributed to the significant growth in operating income in the first half of 2002. " he added.

Operating results by reportable segment for the quarter were (amounts in $Cdn millions):

Second Quarter	2002			2001		
Segment	Revenues	Operating Income	Operating Margin%	Revenues	Operating Income	Operating Margin%
Life Sciences	272	66	24	232	33	14
Health	175	11	6	174	15	9
Core Businesses	447	77	17	406	48	12
Proteomics	1	(13)	n/m	1	(15)	n/m
	448	64	14	407	33	8

Items that have an impact on the year over year comparability of earnings per share for the quarter are summarized below:

	Second Quarter 2002	Second Quarter 2001
Earning per share from core businesses	$0.33	$0.17
Sale of MDS Matrx	(0.05)	-
Impact of MDS Proteomics	(0.06)	(0.06)
Basic earnings per share	$0.22	$0.11

Life Sciences Segment

For the quarter, revenues in the Life Sciences segment grew to $272 million from $232 million for the same period in 2001, an increase of 17%. Operating income increased to $66 million in the quarter from $33 million in the same period last year.

Performance in the Life Sciences segment was driven by continued strength in the analytical instrument business and MDS Pharma Services. Our results at MDS Sciex were buoyed by strong sales of the API series instruments. MDS Pharma Services revenues grew as well, up 19% over the same period last year. Our isotopes business performed well; in particular, the medical isotopes business was up 9%.

During the quarter there were a number of important developments in our Life Sciences business including:

- The announcement of a multi-year contract with Astra Zeneca to provide customized pharmacology screening.
- Continued our global growth with the expansion of our MDS Pharma Services locations in Neptune, New Jersey and Hamburg, Germany.
- MDS Sciex and Applied Biosystems, our joint venture partner in the LCMS market, were awarded US $52.6 million in a patent infringement lawsuit against Micromass in the US Our competitor has withdrawn the infringing products from sale in the US market.

- The FDA approved Zevalin, a radiotherapeutic drug for the treatment of Non-Hodgkins Lymphoma. MDS Nordion began shipping yttrium-90, the essential radiolabel associated with Zevalin, to radiopharmacies across North America in March.

Health Segment

In the Health segment, revenues were $175 million compared to $174 in the prior year. Operating income for this segment was $11 million compared to $15 million in 2001; a reflection of the loss related to the sale of MDS Matrx. The Diagnostics business grew 9% in the second quarter, as a result of growth in our US and Canadian lab businesses.

In the quarter, we divested of MDS Matrx – a small medical distribution business in Buffalo in a management buy-out of the business. The divestment of this business will have negligible impact on future operating income and will allow us to focus our management time on more strategic business opportunities.

Proteomics Segment

In the Proteomics segment, operating losses were $13 million dollars in a quarter that focused on furthering the building of relationships with potential pharma and biotech partners. MDS Proteomics continues to make good progress in advancing their partnership discussions with the biotech and pharma industries .

Outlook

"I am very pleased with our performance in the first half of 2002. Our businesses are performing well and we are anticipating continued strong performance as we move through the later half of the year. " added MDS President and CEO, John Rogers. "Virtually all our businesses showed improvements in operating income in the second quarter." he added.

MDS will be holding a conference call today at 11:00 am. This call will be webcast live at www.mdsintl.com and will also be available in archived format at http://www.mdsintl.com/news_present.asp after the call. The Management Discussion and Analysis (MD&A) document can be accessed at http://www.mdsintl.com/mda/q202.pdf

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For Further Information Contact:

Sharon Mathers
Vice-President, Investor Relations
416-213-4721
smathers@mdsintl.com

Gary Goertz
Executive Vice-President, Finance & CFO
416-213-4177
ggoertz@mdsintl.com

CONSOLIDATED FINANCIAL STATEMENTS

MDS Inc.

April 30, 2002

MDS INC.
Consolidated Statements of Income

(millions of CDN dollars)

	Three months to April 30,		Six months to April 30,	
	2002	2001	**2002**	2001
Net revenues	**$ 448**	$ 407	**$ 866**	$ 801
Direct costs	**(281)**	(263)	**(559)**	(521)
Depreciation and amortization	**(21)**	(18)	**(42)**	(36)
Other operating costs	**(88)**	(94)	**(169)**	(174)
Equity earnings and investment gains	**6**	1	**8**	2
Operating Income	**64**	33	**104**	72
Gain on issue of shares by MDS Proteomics	**-**	-	**-**	36
	64	33	**104**	108
Interest expense - Long term	**(4)**	(5)	**(8)**	(10)
- Other	**(1)**	-	**(1)**	(1)
Dividend and interest income	**2**	3	**4**	7
Minority interest	**(1)**	(1)	**(1)**	(2)
Income before income taxes	**60**	30	**98**	102
Income taxes	**(28)**	(15)	**(48)**	(30)
Income before amortization of goodwill	**32**	15	**50**	72
Amortization of goodwill (net of tax)	**-**	(9)	**-**	(17)
Net Income	**$ 32**	$ 6	**$ 50**	$ 55
Earnings per share ***[note 3]***				
Basic	**$ 0.22**	$ 0.11	**$ 0.35**	$ 0.52
Fully diluted	**$ 0.21**	$ 0.10	**$ 0.34**	$ 0.50

Consolidated Statements of Retained Earnings

(millions of CDN dollars)

	Three months to April 30,		Six months to April 30,	
	2002	2001	**2002**	2001
Retained earnings, beginning of period	**$ 474**	$ 452	**$ 457**	$ 405
Net income	**32**	6	**50**	55
Repurchase of shares and options	**(2)**	(3)	**(3)**	(5)
Dividends - cash	**(4)**	(4)	**(4)**	(4)
- stock	**(2)**	(2)	**(2)**	(2)
Retained earnings, end of period	**$ 498**	$ 449	**$ 498**	$ 449

MDS INC.
Consolidated Statements of Financial Position
As at April 30 with comparatives at October 31
(millions of CDN dollars)

	2002	2001
Assets		
Current		
Cash and short-term investments	$ 216	$ 183
Accounts receivable	307	299
Inventories	161	162
Income taxes recoverable	8	8
Prepaid expenses	19	24
Future tax assets	5	5
	716	681
Capital assets	682	661
Future tax assets	71	72
Long-term investments and other *[note 2]*	234	192
Goodwill and other intangibles	798	796
Total assets	$ 2,501	$ 2,402
Liabilities and Shareholders' Equity		
Current liabilities		
Bank indebtedness	$ 13	$ 12
Accounts payable and accrued liabilities	295	320
Deferred income	88	89
Income taxes payable	29	22
Current portion of long-term debt	232	17
	657	460
Long-term debt	391	536
Deferred income and other	76	81
Future tax liabilities	31	21
Minority interest	58	61
	1,213	1,159
Shareholders' Equity		
Share Capital *[note 3]*	793	789
Retained earnings	498	457
Cumulative translation adjustment	(3)	(3)
	1,288	1,243
Total liabilities and shareholders' equity	$ 2,501	$ 2,402

MDS INC.
Consolidated Statements of Cash Flows

(millions of CDN dollars)

	Three months to April 30, 2002	Three months to April 30, 2001	Six months to April 30, 2002	Six months to April 30, 2001
Operating Activities				
Net income	$ 32	$ 6	$ 50	$ 55
Items not affecting current cash flow *[note 4]*	39	13	59	-
Cash flow from operations	71	19	109	55
Changes in non-cash working capital balances relating to operations *[note 4]*	(31)	(3)	(41)	(22)
	40	16	68	33
Investing Activities				
Acquisitions	(1)	(5)	(1)	(14)
Purchase of capital assets	(34)	(27)	(59)	(58)
Proceeds on divestitures	6	-	6	-
Other	(3)	(9)	(43)	(4)
	(32)	(41)	(97)	(76)
Financing Activities				
Long-term debt issued	6	62	70	80
Long-term debt repayments	-	-	-	(127)
Increase(decrease) in deferred income and other	1	(72)	(3)	(76)
Payment of cash dividends	(4)	(4)	(4)	(4)
Issuance of shares	1	1	3	3
Repurchase of shares and options	(1)	(3)	(2)	(5)
Issuance of shares of subsidiary for cash	-	-	-	15
Minority interest distributions	(2)	(2)	(5)	(5)
Cash effects of translation of foreign subsidiaries	(1)	(2)	2	(1)
	-	(20)	61	(120)
Increase (decrease) in cash during the period	8	(45)	32	(163)
Cash position, beginning of period	195	179	171	297
Cash position, end of period	$ 203	$ 134	$ 203	$ 134

Note: Cash position comprises cash and short-term investments less bank indebtedness.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]

April 30, 2002

1. ACCOUNTING POLICIES

These financial statement have been prepared on a basis consistent with the company's annual financial statements for the year ended October 31, 2001, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Effective November 1, 2001, the Company adopted the requirements of CICA Handbook section 3062, "Goodwill and Other Intangible Assets". Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review annually or more frequently if deemed appropriate. As of the adoption date, the Company has completed its impairment testing on the balance of goodwill and intangible assets and no impairment loss has been recorded. The Company has determined that it has no intangible assets of indefinite life.

Effective November 1, 2001, the Company adopted CICA Handbook section 3500, "Earnings per Share", which requires the use of the treasury method to calculate diluted earnings per share. The requirements of section 3500 were adopted retroactively and fully diluted EPS figures for the prior year were restated. As a result, the Company's fully diluted EPS decreased by $0.01 for the three months ended April 30, 2001 and by $0.02 for the six months then ended.

2. LONG-TERM INVESTMENTS

Operating income for the period includes $6 million [2001 - $1] as the Company's share of earnings of significantly influenced companies and partnerships.

3. EARNINGS PER SHARE

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the period. The weighted average number of shares outstanding for the quarter ended April 30 was 139.8 million basic and 142.1 million fully diluted [2001 - 139.5 and 143.1]. For fiscal 2001, earnings per share after goodwill amortization for the three months ended April 30 were $0.05 (fully diluted - $0.04).

[All tabular amounts in millions of Canadian dollars, except where noted]

4. SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash flow items affecting net income comprise:

	Three Months to April 30		Six Months to April 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
Depreciation and amortization	**20**	18	**42**	36
Amortization of goodwill	**-**	9	**-**	18
Minority interest	**1**	-	**1**	1
Future income taxes	**15**	(14)	**13**	(19)
Equity earnings (net of distribution)	**(4)**	-	**(4)**	-
Gain on issuance of shares by a subsidiary	**-**	-	**-**	(36)
Other	**7**	-	**7**	-
	39	13	**59**	-

Changes in non-cash working capital balances relating to operations include:

	Three Months to April 30		Six Months to April 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
Accounts receivable	**(26)**	(9)	**(15)**	(25)
Inventories	**(7)**	(18)	**(8)**	(20)
Accounts payable and deferred income	**2**	26	**(22)**	24
Income taxes	**(2)**	4	**6**	10
Foreign exchange and other	**2**	(6)	**(2)**	(11)
	(31)	(3)	**(41)**	(22)

[All tabular amounts in millions of Canadian dollars, except where noted]

5. SEGMENTED INFORMATION

	Three Months April 30, 2002				Three Months April 30, 2001			
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	272	175	1	448	232	174	1	407
Operating income	66	11	(13)	64	33	15	(15)	33
Revenues by products and services								
Medical isotopes				88				85
Analytical equipment				56				39
Pharmaceutical research services				128				108
Clinical laboratory services				131				120
Distribution and other				44				54
Proteomics				1				1

	Six Months April 30, 2002				Six Months April 30, 2001			
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	512	352	2	866	457	342	2	801
Operating income	108	22	(26)	104	64	33	(25)	72
Revenues by products and services								
Medical isotopes				166				169
Analytical equipment				102				77
Pharmaceutical research services				244				211
Clinical laboratory services				253				235
Distribution and other				99				107
Proteomics				2				2
Total assets at April 30	1,873	436	192	2,501	1,682	484	161	2,327

6. FIGURES

Certain figures for the previous period have been reclassified to conform with the current period's financial statement presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: **June 5, 2002**

MDS INC.

By: /s/ Peter Brent
Peter Brent
Senior Vice President & General Counsel
and Corporate Secretary